

UNITED REGISTRAR SERVICES LLC.

United Registrar Services, LLC. hereby certifies that

Quality Bending and Fabrication, Inc.
10005 SW Herman Road
Tualatin, OR 97062 USA

has established and applies a quality system for the

Fabrication and Assembly of metal components including CNC and conventional machining, welding, laser cutting, and tube bending.

An on-site audit was performed and documented.
Proof has been furnished that the requirements according to

ISO 9001: 2000

are fulfilled.

Further clarification regarding the scope of this certificate and the applicability of ISO9001:2000 requirements may be obtained by contacting the United Registrar Services, LLC.

Certificate Registration No**. 08-1036**

The certificate is valid from	The certificate is valid until
May 19, 2009	**May 18, 2012**

Date of issue: May 19, 2009

Kelly Hopkins

Quality Systems Division

www.unitedregistrars.com



TGA –ZM-04-06-00